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Exhibit 99.2

GEAC COMPUTER CORPORATION LIMITED

[Computershare Logo] 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com
000001
SAM SAMPLE 123 SAMPLES STREET SAMPLETOWN SS X9X X9X	Security Class	COMMON
Holder Account Number
	C9999999999	IND
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Form of Proxy—Special Meeting of Shareholders to be held on January 19, 2006

This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy

1.
Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.
This proxy should be signed in the exact manner as the name appears on the proxy.

4.
If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter and this proxy is given in favour of Management, this proxy will be voted as recommended by Management.

6.
The securities represented by this proxy will be voted in accordance with the instructions of the holder on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.
This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.

Voting by mail or by Internet, are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.	Fold
To Vote Using the Telephone (Only Available Within Canada and U.S.)	To Vote Using the Internet
• Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call.	Go to the following web site:
• Proxy Instructions must be received by 10:00 am, Eastern Time, on January 17, 2006.	• Proxy Instructions must be received by 10:00 am, Eastern Time, on January 17, 2006.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER 011239	HOLDER ACCOUNT NUMBER C9999999999	ACCESS NUMBER 99999

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received by 10:00 am, Eastern Time, on January 17, 2006

+	SAM SAMPLE		C9999999999	+
IND CO2
Appointment of Proxyholder

I/We, being holder(s) of Geac Computer Corporation Limited hereby appoint: Charles S. Jones, President, Chief Executive Officer and Director of the Corporation or, failing him, C. Kent Jespersen, Chairman and Director of the Corporation		OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of Geac Computer Corporation Limited to be held at The Design Exchange, Trading Floor, 234 Bay Street, Toronto Dominion Centre, Toronto, Ontario on Thursday, January 19, 2006 at 10:00 a.m. (Toronto time) (the "Meeting") and at any adjournment thereof.

Resolution    Management recommends a vote FOR the following resolution:

		-->	For	Against
1	BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:		/ /	/ /
(1) The arrangement (the "Arrangement") under section 192 of the Canada Business Corporations Act (the "CBCA") involving the Corporation, as more particularly described and set forth in the management information circular (the "Circular") of the Corporation accompanying the notice of this meeting (as the Arrangement may be modified or amended) be and is hereby authorized, approved and adopted.
	(2) The plan of arrangement (the "Plan of Arrangement") involving the Corporation, the full text of which is set out as Schedule C to the Arrangement Agreement dated November 6, 2005 among TriCage Acquisition S.à.r.l, TriCage Merge Corp., Magellan Holdings Inc., TriSyn Group Holdings Limited and the Corporation (the "Arrangement Agreement"), as the Plan of Arrangement may be or may have been amended, is hereby approved and adopted.				Fold
(3) The Arrangement Agreement, the actions of the directors of the Corporation in approving the Arrangement Agreement and the actions of the officers of the Corporation in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved.
(4) Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Corporation or that the Arrangement has been approved by the Ontario Superior Court of Justice (Commercial List), the directors of the Corporation be and are hereby authorized and empowered without further approval of the shareholders of the Corporation (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement or the Plan of Arrangement.
(5) Any director or officer of the Corporation be and is hereby authorized and directed for and on behalf of the Corporation to execute, under the corporate seal of the Corporation or otherwise, and to deliver to or file with the Director under the CBCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.
(6) Any director or officer of the Corporation be and is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed, under the corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.
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Authorized Signature(s)—Sign Here—This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, and this proxy is given in favour of Management, this Proxy will be voted as recommended by Management.

Signatures
Date

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  Exhibit 99.2